UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) or 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 26, 2001

CREO PRODUCTS INC.

(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [ ]	Form 40-F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

[CREO PRODUCTS INC. LETTERHEAD]

Report to Shareholders
 2001 Second Quarter Report
March 31, 2001

To Our Shareholders

We are pleased to report solid year over year growth in our second quarter ended March 31, 2001. This quarter, Creo has shown stable financial performance and improved operational efficiencies, especially in the areas of cash generation, inventory and accounts receivable. We are pleased to report that the enhanced operational efficiencies this quarter are the result of the successful cooperation of our entire worldwide team.

For the second fiscal quarter of 2001, Creo achieved revenues of $172.9 million, compared to $63.3 million in the second quarter of fiscal 2000. This increase was primarily the result of our April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $12.8 million or $0.25 per share (diluted) excluding the effect of business integration costs of $5.2 million and goodwill and other intangible assets amortization of $18.0 million. This compares to the net income of $7.1 million or $0.20 per share (diluted) for the same period a year ago. Under Canadian GAAP, Creo reported a loss of $9.9 million or $0.20 per share (diluted) and under U.S. GAAP we recorded a loss of $8.9 million or $0.18 per share (diluted) for the second fiscal quarter.

For six months ended March 31, 2001, Creo achieved revenues of $343.3 million, compared to $117.4 million in the six months ended March 31, 2000. This increase was primarily the result of the Scitex acquisition. Adjusted earnings for Creo were $22.8 million or $0.45 per share (diluted) for the six months ended March 31, 2001 excluding the effect of business integration costs of $11.9 million and goodwill and other intangible assets amortization of $37.2 million. This compares to net income of $12.4 million or $0.35 per share (diluted) for the same period a year ago. Under Canadian GAAP, Creo recorded a loss of $23.6 million or $0.49 per share (diluted) and under U.S. GAAP we reported a loss of $21.1 million or $0.44 per share (diluted) for the six months ended March 31, 2001.

In April 2001, we marked the first year since the creation of CreoScitex, our principal operating division. Now the largest independent prepress provider, CreoScitex is a world leader in digital imaging solutions for the prepress and printing industry. We have the strongest team in the industry, with a clear idea of where we want to go and how to get there.

We are proud of the achievements over the last year, as we revamped and integrated the largest product offering in the business. Gross margins on our products have improved over the last two quarters, and we have brought to market some significant new products that show the best of the combined heritage. In fact, shipments of the Lotem™ 800 Quantum began on schedule this quarter and the product has been extremely well received by customers. This 8-page computer-to-plate (CTP) device combines the best of the two most accepted and advanced CTP product lines. It features the automation of the Lotem CTP systems and the speed and quality of the SQUAREspot™ thermal imaging of the Trendsetter®.

Financial Highlights

•	Gross margins increased to 44 percent in the second fiscal quarter from 42 percent in the first fiscal quarter.

•	Accounts receivable reduced by $21.9 million or 12 percent in the last two quarters.

•	Days sales outstanding decreased by 12 percent to 81 days in the second fiscal quarter from 91 days in the first fiscal quarter.

•	Inventories decreased by $30.9 million or 22 percent in the last two quarters.

•	Cash position increased by almost $20 million or over 40 percent in the previous two quarters.

While our results are good this quarter we have seen some tightening of the market, particularly in the US, where we begin to see diminished growth. Through the successful alignment of our product lines and sales force, we have been able to increase our market share and bookings, but it looks like the market may flatten out in the US and in other parts of the world in the coming few quarters. While we are still vulnerable to major economic slowdown, we are cushioned somewhat by a diversified customer base and geographic balance, the demonstrated cost effectiveness of our systems, and local competitive forces that encourage our customers to make the investment in our systems.

We are pleased to report Creo is financially stable, essentially debt-free and cash positive. Our operations are running well, and we have highly motivated people and strong management in place in every key function and geography in the world. Our products have the leading market share in almost every important area. In short, we are ready to grow in the right economic climate. In the coming quarters, we will continue our focus on providing systems that drive our customers’ success and achieving operational excellence in all areas of the Company.

/s/ AMOS MICHELSON	/s/ MICHAEL GRAYDON

Amos Michelson	Michael Graydon

Chief Executive Officer	Chief Financial Officer

Management’s Discussion and Analysis

The following discussion and analysis covers the Company’s interim consolidated financial statements for the three and six-month periods ended March 31, 2001. As well, it provides an update to the discussion and analysis contained in Creo’s 2000 Annual Report and should be read in conjunction with the Management Discussion and Analysis section in the Annual Report.

Three months ended March 31, 2001 compared to Three months ended December 31, 2000

The following comparison is based on adjusted earnings for the three months ended March 31, 2001 (Q2) compared to the three months ended December 31, 2000 (Q1).

	Three months ended		Six months
			ended
	March 31	December 31	March 31
	2001	2000	2001

Revenue	$172.9	$170.4	$343.3

Cost of sales	96.7	99.1	195.8

Gross profit	76.2	71.3	147.5

Research and development, net	17.7	14.9	32.6

Sales and marketing	25.1	21.6	46.7

General and administration	20.0	20.5	40.5

Other (income) expense	(2.0)	2.8	0.8

Adjusted operating income	15.4	11.5	26.9

Income tax expense	(4.3)	(3.2)	(7.5)

Adjusted net operating income	11.1	8.3	19.4

Cash tax recovery from the amortization of intellectual property	1.7	1.7	3.4

Adjusted earnings	$12.8	$10.0	$22.8

Adjusted earnings per share — basic	$0.26	$0.21	$0.47

Adjusted earnings per share — diluted	$0.25	$0.20	$0.45

Reconciliation to Canadian GAAP earnings

Adjusted earnings	12.8	10.0	22.8

Business integration costs	(5.2)	(6.7)	(11.9)

Goodwill and other intangible assets amortization	(18.0)	(19.2)	(37.2)

Tax related to reconciling items	0.5	2.2	2.7

Loss under Canadian GAAP	$(9.9)	$(13.7)	$(23.6)

Loss per share — basic, Cdn. GAAP	$(0.20)	$(0.29)	$(0.49)

Loss per share — basic, U.S. GAAP	$(0.18)	$(0.25)	$(0.44)

Loss per share — diluted, Cdn. GAAP	$(0.20)	$(0.29)	$(0.49)

Loss per share — diluted, U.S. GAAP	$(0.18)	$(0.25)	$(0.44)

The adjusted earnings exclude business integration costs, goodwill and other intangible assets amortization, and for U.S. GAAP purposes, stock compensation expense. The adjusted earnings are not prepared in accordance with generally accepted accounting principles (GAAP) since it excludes these costs.

Revenue

Total revenue remained relatively stable increasing 1.5% to $172.9 million for Q2 from $170.4 million for Q1.

Cost of sales

Cost of sales has decreased to $96.7 million in Q1 from $99.1 million in Q2. This decrease is due to increased efficiencies in our operations during the quarter.

Research and development, net

Net research and development expenses increased 19% to $17.7 million in Q2 from $14.9 million in Q1. This is primarily due to slightly lower external funding for research and development activities than in the previous quarter. Gross research and development expenses have remained relatively constant during the quarter.

Sales and marketing

Sales and marketing expenses increased to $25.1 million in Q2 from $21.6 million in the previous quarter mainly due to increased marketing activities as compared to the previous quarter. Marketing expenditures were seasonally low in the first quarter of our business.

General and administration

General and administration expenses for Q2 were $20.0 million compared to $20.5 million in Q1 remaining relatively constant.

Income tax

Income tax expense on adjusted earnings was 28% of adjusted operating income for both quarters.

Adjusted earnings per share

      The share capital used for the March 31, 2001 adjusted earnings per share calculation is as follows:

	Three months ended		Six months ended
	March 31		March 31

	2001	2000	2001	2000

Diluted Adjusted earnings	$12,762,000	$7,130,000	$22,723,000	$12,356,000

Basic shares outstanding	48,708,414	32,648,465	48,311,822	32,542,051

Plus: dilutive options	1,587,829	3,061,978	2,092,688	2,817,529

Dilutive shares outstanding	50,296,243	35,710,443	50,404,510	35,359,580
Diluted earnings per share	$0.25	$0.20	$0.45	$0.35

Options to purchase 6,510,732 common shares with exercise prices ranging from $20.26 to $32.40 were outstanding during the second quarter of 2001 but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. The options, with expiry dates from January 3, 2005 to March 13, 2006, were still outstanding at the end of the quarter.

Three and six months ended March 31, 2001 compared to the same periods in the prior year

The following analysis is based on operating results for the three and six month periods ended March 31, 2001 as reported under Canadian GAAP, compared to the same periods in the preceding year:

Revenue

Total revenue for second quarter of 2001 increased 173% to $172.9 million from $63.3 million for same quarter in the preceding year. Revenue for the six months ended March 31, 2001 also increased 192% to $343.3 million from $117.4 million. These increases were primarily due to the acquisition of the prepress division of Scitex Corporation Ltd. on April 4, 2000.

Cost of Sales

Cost of sales increased by 187% to $96.7 million in the current quarter from $33.7 million in Q2 of the previous year. Year-to-date cost of sales increased 216% to $195.8 million for the six months ended March 31, 2001 from $62.0 million in 2000. The increases were related to the corresponding increase in revenue, which primarily resulted from the Scitex acquisition.

Research and development, net

Net research and development expenses increased 176% to $17.7 million for the three months ended March 31, 2001 from $6.4 million for the same quarter in the preceding year. As well, expenses for the six months ended March 31, 2001 increased 164% to $32.7 million from $12.4 million in 2000. These changes were mostly due to the increased research and development activities of the merged company and due to slightly reduced outside funding. However, for the three months ended March 31, 2001, the net research and development expenses have remained constant as a percentage of revenue in comparison with the same quarter in the prior year. For the six month period ended March 31, 2001, the net research and development expenses have declined slightly as a percentage of revenue in comparison with the prior year.

Sales and marketing

Sales and marketing expenses increased 176% to $25.1 million for Q2 from $9.1 million for the same quarter in the previous year. Year-to-date expenses also increased 155% to $46.7 million in 2001 from $18.3 million in 2000. The increase was mostly due to the significant sales and marketing operations acquired as part of the acquisition of Scitex. However, for the three months ended March 31, 2001, sales and marketing expenses have remained constant as a percentage of revenue, in comparison with the same period in the prior year. For the six month period ended March 31, 2001, sales and marketing expenses have declined slightly as a percentage of revenue, in comparison to the prior year.

General and administration

General and administration expenses for the second quarter of 2001 increased to $20.0 million from $3.5 million for the same quarter in the preceding year. Expenses for the six months ended March 31, 2001 also increased to $40.5 million from $6.4 million for the same period in the preceding year. The increase is a direct result of the merger with the Scitex operation.

Income tax

Income tax expense decreased to $2.1 million for the three months ended March 31, 2001 compared to $4.7 million for the same period last year. Income tax expense decreased to $1.4 million for the six months ended March 31, 2001 compared to $8.1 million for the same period last year. This reduction is primarily due to the acquisition of Scitex as subsequent to the acquisition, more income is subject to tax in jurisdictions with lower tax rates. In addition, the intellectual property acquired in the Scitex acquisition is deductible for tax purposes, which also results in reduced tax expenses.

Business integration costs

Business integration costs recorded in the three and six months ended March 31, 2001 were $5.2 million and $11.8 million respectively. These costs consist of inventory write-offs due to the alignment of our product offering and to additional severance costs as a result of the Scitex acquisition and other less significant expenses related to the Scitex acquisition. No such costs were incurred in the same periods in the preceding year.

Liquidity and capital resources

As at March 31, 2001, the Company had $176.0 million in working capital, $64.7 million in cash and cash equivalents and $18.3 million in short-term debt. For the three months ended March 31, 2001, the company’s operations generated cash of $15.0 million, as compared to a use of $0.5 million for the same period last year. For the six months ended March 31, 2001, cash flow provided by operations was $32.2 million compared to a use of $3.3 million for the same period in the preceding year. The increases were due to lower accounts receivable balance as a result of improved collections, as well as a lower inventory balance due to improved inventory management.

Cash provided by financing activities decreased to $3.0 million for the three months ended March 31, 2001 from $6.8 million for the same period in the prior year. This was a result of less cash generated from issuance of shares and share purchase loans during the quarter. For the six months ended March 31, 2001, the cash provided by financing activities increased to $7.4 million compared to $0.3 million for the same period in the prior year. All of the long-term debt was repaid in fiscal 2000, therefore there were no repayments of long-term debt during the six months ended March 31, 2001.

Accounts receivables

The 12% decrease in accounts receivables to $155.9 million in March 31, 2001 from $177.8 million in September 30, 2000 was mostly the result of significant improvements in the company’s collections.

Inventories

Inventories decreased by 22% to $110.1 million in March 31, 2001 from $141.0 million in September 30, 2000. The decrease was due primarily to improved efficiencies in our operations.

Investments

Investments increased by $25.5 million to $70.5 million in March 31, 2001 from $45 million in September 30, 2000. The increase was due to Creo’s increased investment in printCafe Inc., an Internet-based, business-to-business printing and graphic arts communication solution provider. On January 1, 2001, Creo acquired an additional 30% of Nihon CreoScitex for a nominal amount, increasing our ownership to 81%. This increase in ownership coincided with an increase in the amount of the short-term debt guaranteed by the Company.

Accounts payable

The decrease in accounts payable of $27.0 million to $67.8 million in March 31, 2001 from September 30, 2000 was primarily due to improved efficiencies in our operations which has resulted in reduced purchases.

Share Capital

As at March 31, 2001, Creo had 48,821,968 common shares and 9,120,740 options outstanding.

The share capital used for March 31, 2001 GAAP earnings per share calculations are as follows:

	Three months ended		Six months ended
	March 31		March 31

	2001	2000	2001	2000

Diluted — Canadian GAAP

Net earnings (loss)	$(9,886,000)	$7,130,000	$(23,559,000)	$12,356,000

Basic shares outstanding	48,708,414	32,648,465	48,311,822	32,542,051

Plus: dilutive options	—	3,061,978	—	2,817,529

Dilutive shares outstanding	48,708,414	35,710,443	48,311,822	35,359,580

Diluted earnings (loss) per share	$(0.20)	$0.20	$(0.49)	$0.35

Diluted — U.S. GAAP

Net earnings (loss)	$(8,920,000)	$7,130,000	$(21,116,000)	$12,356,000

Basic shares outstanding	48,708,414	32,648,465	48,311,822	32,542,051

Plus: dilutive options	—	3,061,978	—	2,817,529

Dilutive shares outstanding	48,708,414	35,710,443	48,311,822	35,359,580

Diluted earnings (loss) per share	$(0.18)	$0.20	$(0.44)	$0.35

The Company has retroactively adopted the new CICA recommendation on earnings per share, which, consistent with U.S. GAAP, uses the treasury stock method in calculating diluted earnings per share. Prior year figures have been recalculated, however, there was no change to the figures presented.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important matters are described under the caption “Information Regarding Forward-looking Statements” and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

	Three months ended		Six months ended
	March 31		March 31

	2001	2000	2001	2000

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue

Product	$121,054	$52,702	$239,320	$97,571

Service	39,554	10,582	79,542	19,834

Consumables	12,311	—	24,475	—

	172,919	63,284	343,337	117,405

Cost of sales	96,713	33,727	195,774	62,044

	76,206	29,557	147,563	55,361

Research and development, net	17,716	6,423	32,653	12,360

Sales and marketing	25,073	9,145	46,701	18,279

General and administration	20,026	3,495	40,545	6,390

Other (income) expense	(1,973)	(1,319)	826	(2,114)

Operating income before undernoted items	15,364	11,813	26,838	20,446

Business integration costs	5,152	—	11,824	—

Goodwill and other intangible assets amortization	17,972	—	37,163	—

Earnings (loss) before income taxes	(7,760)	11,813	(22,149)	20,446

Income tax expense	2,126	4,683	1,410	8,090

Net earnings (loss)	$(9,886)	$7,130	$(23,559)	$12,356

Earnings (loss) per common share

- Basic, Canadian GAAP	$(0.20)	$0.22	$(0.49)	$0.38

- Basic, U.S. GAAP (note 2)	$(0.18)	$0.22	$(0.44)	$0.38

- Diluted, Canadian GAAP	$(0.20)	$0.20	$(0.49)	$0.35

- Diluted, U.S. GAAP (note 2)	$(0.18)	$0.20	$(0.44)	$0.35

Retained earnings, beginning of period	$6,651	$26,980	$20,324	$21,754

Net earnings (loss)	(9,886)	7,130	(23,559)	12,356

Retained earnings (deficit), end of period	$(3,235)	$34,110	$(3,235)	$34,110

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31	September 30
	2001	2000

	(unaudited)	(audited)

Assets

Current assets

Cash and cash equivalents	$64,654	$45,359

Accounts receivable	155,913	177,822

Other receivables	38,328	42,353

Inventories	110,126	141,021

Future income taxes	26,171	23,492

	395,192	430,047

Investments	70,470	45,000

Capital assets, net	110,889	107,280

Goodwill and other intangible assets, net	304,930	338,055

Other assets	23,135	22,284

Future income taxes	18,493	10,534

	$923,109	$953,200

Liabilities

Current liabilities

Short-term debt	$18,349	$19,216

Accounts payable	67,826	94,784

Accrued and other liabilities	59,470	61,503

Income taxes payable	20,005	6,424

Deferred revenue and credits	53,551	61,677

	219,201	243,604

Future income taxes	14,839	22,986

	234,040	266,590

Shareholders’ Equity

Share capital	689,804	664,160

Contributed surplus	2,060	2,126

Cumulative translation adjustment	440	—

Retained earnings (deficit)	(3,235)	20,324

Total shareholders’ equity	689,069	686,610

	$923,109	$953,200

Creo Products Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended March 31		Six months ended March 31

	2001	2000	2001	2000

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in) operations:

Net earnings (loss)	$(9,886)	$7,130	$(23,559)	$12,356

Items not affecting cash:

Amortization	22,155	2,082	45,079	3,819

Future income taxes	(11,596)	(427)	(20,794)	(665)

Other	(2,205)	—	847	10

	(1,532)	8,785	1,573	15,520

Changes in non-cash working capital:

Accounts receivable	14,898	(5,652)	20,364	(10,637)

Other receivables	884	(915)	3,813	(2,483)

Inventories	13,571	(4,627)	29,590	(9,062)

Accounts payable	(14,763)	2,311	(26,936)	1,986

Accrued and other liabilities	(5,478)	(2,498)	(3,158)	(1,381)

Income taxes	11,656	1,159	13,588	774

Deferred revenue and credits	(4,231)	895	(6,644)	1,958

	16,537	(9,327)	30,617	(18,845)

	15,005	(542)	32,190	(3,325)
Cash provided by (used in) investing:

Investments	—	(37,071)	(5,000)	(37,071)

Purchase of capital assets	(3,770)	(4,483)	(13,204)	(9,033)

Proceeds from sale of capital assets	—	—	45	—

Other	142	—	(1,669)	—

	(3,628)	(41,554)	(19,828)	(46,104)

Cash provided by (used in) financing:

Proceeds from shares issued	3,012	4,523	5,108	4,845

Share-purchase loans	—	2,288	—	2,093

Increase in short-term debt	—	—	2,283	—

Repayment of long-term debt	—	—	—	(6,660)

	3,012	6,811	7,391	278

Foreign exchange loss on cash and cash equivalents held in foreign currency	(203)	—	(458)	—

Increase (decrease) in cash and cash equivalents	14,186	(35,285)	19,295	(49,151)

Cash and cash equivalents, beginning of period	50,468	89,209	45,359	103,075

Cash and cash equivalents, end of period	$64,654	$53,924	$64,654	$53,924

Supplementary information:

Taxes paid	$904	$2,122	$6,525	$5,090

Interest paid	$84	$—	$153	$139

Non-cash transactions:

Common shares issued for investments	$—	$—	$20,470	$—

Notes to the Consolidated Financial Statements

(Amounts in thousands of U.S. dollars)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2000 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company’s fiscal 2000 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments (consisting primarily of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

As at December 31, 2000, the Company adopted the Canadian Institute of Chartered Accountants new recommendations on earnings per share calculations. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under U.S. GAAP for diluted earnings per share. Consequently, the prior years financial information has been restated to reflect this change. However, there was no impact on the figures presented.

2. Differences between Canadian and United States Accounting Principles and Practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years.

Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in “Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company’s employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. The effect of these differences would be:

	Three months		Six months
	ended March 31		ended March 31

	2001	2000	2001	2000

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss) under Canadian GAAP	$(9,886)	$7,130	(23,559)	12,356

Goodwill and other intangible assets amortization	2,704	—	5,408	—

Income tax expense	(598)	—	(1,196)	—

Stock option compensation	(1,140)	—	(1,769)	—

Net earnings (loss) under U.S. GAAP	$(8,920)	$7,130	$(21,116)	$12,356

The income tax recovery is applicable to goodwill amortization

3. Investments

In October 2000, the Company purchased 8,000,000 series E-3 redeemable convertible preferred stock of printCafe, Inc. for $30.47 million funding the purchase through the issuance of 692,433 of common shares of the Company, $5.0 million in cash and the cancellation of the $5.0 million promissory note issued in July 2000. After this transaction, the Company’s investment in printCafe, Inc. remained at 17.24% of the voting rights of printCafe, Inc. and continues to be accounted for under the cost method of accounting.

On January 1, 2001, the Company purchased an additional 22,740 shares of Nihon CreoScitex for a nominal amount, increasing the Company’s shareholdings to 81% ownership in the entity. This increase in ownership coincided with an increase in the level of the short-term debt guaranteed by the Company.

4. Stock option plan

On February 21, 2001, the shareholders approved an amendment to the 1996 Stock Option Plan. The amendment increased the number of common shares reserved for stock options by 4,000,000 common shares. During the six months ended March 31, 2001, 797,517 options were granted at exercise prices ranging from $19.13 to $32.35. These options vest over a four-year period and expire five years after the date of grant.

5. Subsequent events

On April 25, 2001, the Company granted 847,659 options at an exercise price of $19.18. These options vest on April 1, 2002.

[CREO PRODUCTS INC. LETTERHEAD]

Creo Products Inc.

3700 Gilmore Way
Burnaby, B.C.
V5G 4M1 CANADA

Contact:
Investor Relations
Tel: +1-604-451-2700
Fax: +1-604-437-9891
E-mail: IR@creo.com